[redacted]

08027753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEISS CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Fairway Drive
(No. and Street)

Palm Beach Gardens, (City) Florida (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherri Parker-Daniels (561) 515-8558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherri Parker-Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEISS CAPITAL SECURITIES, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS CORDREY
MY COMMISSION # DD 555451
EXPIRES: May 22, 2010
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MBAF

MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statements of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 26, 2008

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2007**	**2006**
CURRENT ASSETS:		
Cash and cash equivalents	$ 339,904	$ 255,945
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	15,944	7,252
Due from Parent	353,631	218,231
Prepaids	50,726	46,151
TOTAL CURRENT ASSETS	785,205	552,579
PROPERTY AND EQUIPMENT, NET	9,094	14,203
DEFERRED TAX ASSET	1,868	1,330
	$ 796,167	$ 568,112
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 31,385	$ 14,389
Due to related parties	53,174	25,653
TOTAL CURRENT LIABILITIES	84,559	40,042
SHAREHOLDER'S EQUITY		
Common stock; no par 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	1,244,300	844,300
Accumulated deficit	(557,692)	(341,230)
	711,608	528,070
	$ 796,167	$ 568,112

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
REVENUES:		
Commissions	$ 212,688	$ 121,482
Interest income	9,050	7,348
Other income	35,000	-
TOTAL REVENUES	256,738	128,830
OPERATING EXPENSES:		
General and administrative	215,529	151,445
Compensation	330,665	239,851
Clearing charges	30,518	26,636
Rent	27,317	15,905
Depreciation and amortization	5,109	6,381
TOTAL OPERATING EXPENSES	609,138	440,218
NET LOSS BEFORE INCOME TAX BENEFIT	(352,400)	(311,388)
Income tax benefit	135,938	120,150
NET LOSS	$ (216,462)	$ (191,238)

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balances, January 1, 2006	10,000	$ 25,000	$ 444,300	$ (149,992)	$ 319,308
Capital contribution	-	-	400,000	-	400,000
Net loss	-	-	-	(191,238)	(191,238)
Balances, December 31, 2006	10,000	25,000	844,300	(341,230)	528,070
Capital contributions			400,000		400,000
Net loss	-	-	-	(216,462)	(216,462)
Balance, December 31, 2007	10,000	$ 25,000	$ 1,244,300	$ (557,692)	$ 711,608

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (216,462)	$ (191,238)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,109	6,381
Deferred tax asset	(538)	(935)
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organization	(8,692)	(7,252)
Due from Parent	(135,400)	(119,215)
Prepaids	(4,575)	(29,019)
Accounts payable and accrued expenses	16,996	(14,571)
Due to related parties	27,521	(37,062)
TOTAL ADJUSTMENTS	(99,579)	(201,673)
NET CASH USED IN OPERATING ACTIVITIES:	(316,041)	(392,911)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(4,796)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions	400,000	400,000
INCREASE IN CASH AND CASH EQUIVALENTS	83,959	2,293
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	255,945	253,652
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 339,904	$ 255,945

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Weiss Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Weiss Capital Management, Inc. (the "Parent"), a wholly-owned subsidiary of Weiss Group, LLC, and was incorporated on August 9, 1995 under the laws of the State of Florida. Prior to January 28, 2005, the Company engaged exclusively in the distribution and sale of shares of Weiss Treasury Fund (the "Trust"), managed by the Parent. The Trust is a Massachusetts Business Trust which is an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). Effective January 28, 2005, the Company's application was granted by the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD") to expand its activities to a full service retail broker-dealer. As such, the Company now executes transactions in stocks, bonds, mutual funds, and other securities in a variety of account types, and conducts other general brokerage activities. The Company's record keeping is in accordance with the rules and regulations prescribed by this agency. Retail operations opened for business on November 1, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Clearing Arrangements

The Company has an agreement with Pershing LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment, Net

Property and equipment is recorded at cost less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization is computed using the double declining balance method for computer equipment based upon estimated useful lives of three years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter, based upon the Parent's lease term.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company files a consolidated tax return with its Parent. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the Parent and to record expenses to the extent that taxes would be due through the inter-company accounts.

New Accounting Pronouncements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurement" ("Statement 157"). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures and is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP is a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, the "Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115". SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial conditions, results of operations and cash flows.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP defers the effective date of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2007 (applied as of the beginning of the enterprise's fiscal year). Management is in the process of determining whether FIN 48 will have a material effect on the Company's financial statements.

Reclassification

Certain items in the 2006 financial statements have been reclassified to conform with the 2007 presentation.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company entered into a Distribution Agreement (the "Agreement") with the Trust to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the Public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2007 and will remain in effect until November 2008. Either party can terminate the Agreement with a sixty day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2007 and 2006.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the agreements, the Parent allocated $329,223 and $269,466 of expenses to the Company for the years ended December 31, 2007 and 2006, respectively. All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement. The current agreement expires December 31, 2008.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

During the years ended December 31, 2007 and 2006, the Parent contributed $400,000 each year as additional paid-in capital. The Parent of the Company has committed to continue to provide additional necessary funding for the Company to meet its obligations.

For the years ended December 31, 2007 and 2006, the Company is due from the Parent $353,631 and $218,231, respectively. The Company has due to related parties of $53,174 and $25,653 at December 31, 2007 and 2006, respectively.

NOTE 4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. During the year, the Company's account balances with financial institutions may exceed the insurable limit of the Federal Deposit Insurance Corporation or other agencies. Management regularly monitors their balances and attempts to keep this potential risk to a minimum by maintaining their accounts with financial institutions they believe are of good quality.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31:

	2007	2006
Leasehold improvements	$ 12,364	$ 12,364
Computer equipment	11,148	11,148
	23,512	23,512
Less accumulated depreciation and amortization	14,418	9,309
	$ 9,094	$ 14,203

Depreciation and amortization amounted to $5,109 and $6,381 for the years ended December 31, 2007 and 2006, respectively.

NOTE 6. INCOME TAXES

The Company's earnings are included in the consolidated state and federal income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. These amounts will eventually be settled with the Parent.

NOTE 6. INCOME TAXES (CONTINUED)

Income taxes consist of the following at December 31:

	2007	2006
Current Income Tax Benefit:		
Federal	$ 116,095	$ 102,364
State	19,305	16,851
	135,400	119,215
Deferred Income Tax Benefit:		
Federal	538	935
Income tax benefit	$ 135,938	$ 120,150

The components of the net deferred tax asset were as follows as of December 31:

	2007	2006
Deferred tax assets:		
Depreciation	$ 1,868	$ 1,330

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $289,760, which was $189,760 in excess of its required net capital of $100,000. At December 31, 2007, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.29 to 1.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

SUPPLEMENTAL SCHEDULES

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

CREDITS	
Shareholder's equity	$ 711,608
DEBITS	
Due from Parent	353,631
Prepaids	50,726
Property and equipment	9,094
Deferred tax asset	1,868
TOTAL DEBITS	415,319
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	296,289
HAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	6,529
NET CAPITAL	289,760
MINIMUM CAPITAL REQUIREMENT 6 2/3 % of aggregate indebtedness of $84,559 or $100,000 whichever is greater	100,000
EXCESS NET CAPITAL	$ 189,760
AGGREGATE INDEBTEDNESS	$ 84,559
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.29 to 1

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2007

NET CAPITAL PER COMPUTATION	$ 289,760
AUDIT ADJUSTMENT	
Income tax benefit	(135,938)
Expense allocation	19,084
DIFFERENCE IN ALLOWABLE ASSETS	135,938
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 308,844

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUPPLEMENTARY REPORT

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements and accompanying information of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 26, 2008

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